United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED DEBT FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	99-0684868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 42 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

General

Arrived Debt Fund, LLC is a Delaware limited liability company, formed on December 21, 2023 to invest in and manage a diversified portfolio of residential real estate loans as well as residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

Arrived Fund Manager, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of residential real estate loans and other real estate-related debt securities. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We intend to elect to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2024, however, we may in our sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2025. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our common shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and will continue to operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2024 or 2025, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act, although we do not intend to do so. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 9 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer $75,000,000 in our common shares, which represents the maximum offering amount we can raise in any 12-month period pursuant to Regulation A. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2024, we have raised cumulative gross offering proceeds of $5,468,250 million from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

Until the last day of the second full calendar quarter following the initial qualification of our offering (the “initial period”), the per share purchase price for our common shares in our offering will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares in our offering will be adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

As of June 30, 2024, we had not yet declared our first distribution to shareholders. On July 23, 2024, our Manager declared the first distribution to shareholders of record as of the close of business on May 31, 2024.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of June 30, 2024, no common shares had been submitted for redemption.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2- Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from our free cash flow from interest payments on our loan portfolio. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Operating Results

For the six months ended June 30, 2024, we had a total net loss of approximately $77,303.

Revenues

For the six months ended June 30, 2024, we earned revenue of approximately $33,404.

Expenses

For the six months ended June 30, 2024, we incurred approximately $117,918 in operating expenses.

Other Income

For the six months ended June 30, 2024, we incurred approximately $7,211 in other interest income from yield on deposits.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to acquire loans and other real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $75 million in our common shares pursuant to Regulation A.

As of June 30, 2024, we do not have any outstanding unsecured Company-level debt. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 20-50% of the greater of the cost (before deducting non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our investments, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 70% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2024, however, we may in our sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2025. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Market Outlook — Real Estate Finance Markets

Our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive short-term residential real estate debt returns along with the security of borrower recourse and low loan to value ratios directly with experienced lenders and real estate companies, thereby taking advantage of current market conditions in order to seek the best risk-return dynamic for our common shareholders.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED DEBT FUND, LLC

UNAUDITED FINANCIAL STATEMENTS

ARRIVED DEBT FUND, LLC

BALANCE SHEETS

ASSETS	As of June 30, 2024 (unaudited)	As of December 31, 2023 (audited)
Current assets:
Cash	$987,237	$-
Other receivable	7,211	-
Total current assets	994,448	-
Notes receivable	5,341,849	-
Notes receivable: interest receivable	26,972	-
Total assets	$6,363,270	$-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$69,013	$-
Notes payable	950,340	-
Due to (from) related party	80,297	-
Total liabilities	$1,099,649	$-

Members' equity:
Members' equity	5,340,924	-
Accumulated deficit	(77,303)	-
Total members' equity	5,263,621	-
Total liabilities and members' equity	$6,363,270	$-

The accompanying notes are an integral part of these financial statements.

ARRIVED DEBT FUND, LLC

UNAUDITED STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

Interest revenue	$33,404
Total revenue	33,404

Operating expenses
Operating expenses	68,938
Interest expense	4,674
Asset management fee	5,452
Offering service fee	6,292
Other operating expenses	32,562
Total operating expenses	117,918

Other operating expenses
Other income	7,211
7,211
Loss from operations	(77,303)
Net loss	$(77,303)

The accompanying notes are an integral part of these financial statements.

ARRIVED DEBT FUND, LLC

UNAUDITED STATEMENT OF CHANGES IN MEMBER’S EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024

Balance as of January 1, 2024	$-
Issuance of common shares, net of offering costs	5,372,556
Deemed contribution from Manager	-
Distributions	(31,632)
Net loss	(77,303)
Balance as of June 30, 2024	5,263,621

The accompanying notes are an integral part of these financial statements.

ARRIVED DEBT FUND, LLC

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

Cash flows from operating activities:
Net loss	$(77,303)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
(Increase) decrease of assets
Other receivables	(7,211)
Notes receivable	(5,341,849)
Notes receivable: interest receivable	(26,972)
Increase (decrease) of liabilities
Accrued expenses	69,013
Note payable	950,340
Due to (from) related party	80,297
Net cash provided by operating activities	(4,353,687)

Cash flows from financing activities:
Repayments of amounts due to related party	-
Net proceeds from the issuance of common shares, net	5,372,556
Distributions	(31,632)
Net cash (used in) financing activities	5,340,924

Net increase in cash	987,237

Cash at beginning of period	-
Cash at end of period	$987,237

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-
Cash paid for interest	-

The accompanying notes are an integral part of these financial statements.

ARRIVED DEBT FUND, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Debt Fund, LLC (the “Company”) is a Delaware limited liability company formed on December 21, 2023, under the laws of Delaware. Arrived Debt Fund, LLC was formed primarily to invest in and manage a diversified portfolio of debt investments secured by residential real estate investments.

The Company is externally managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the sponsor, Arrived Holdings, Inc. (the “Sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

 The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Company will pay the Sponsor a monthly an offering service fee of 0.10%, which is initially based on the net offering proceeds as of the end of each month, and after the initial period will be based on our NAV at the end of each prior quarterly period.

The Company will pay a monthly asset management fee of 0.10%, which is initially based on the total principal balance of our loan portfolio and the market value of any other investment vehicles, including real estate, as of the end of each month.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company’s cash, receivables, and accrued expenses approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its notes payable, approximate fair value based on rates and other terms currently available to the Company for similar instruments.

Notes Receivable – Held to Maturity

The Company classifies certain notes receivable as held to maturity when it has the positive intent and ability to hold the notes until their maturity date. Held-to-maturity notes receivable are recorded at amortized cost, which represents the original transaction amount adjusted for any amortization of premium or discount and net of any allowance for credit losses.

Interest income is recognized on these notes using the effective interest method over the life of the note. The effective interest rate method amortizes any premium or discount over the remaining term of the note and recognizes interest income accordingly.

The Company evaluates its held-to-maturity notes receivable for credit losses in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. A credit loss reserve of 0.4% is applied during the underwriting process, based on current conditions, and reasonable and supportable forecasts. The allowance for credit losses is regularly reviewed and adjusted as necessary based on updated information and assessments.

The Company does not report the fair value of held-to-maturity notes receivable in its financial statements because they are carried at amortized cost.

Impairment of Held-to-Maturity Notes

The Company evaluates its held-to-maturity notes receivable for impairment at each reporting date. If the Company determines that it is probable that it will not collect all amounts due according to the contractual terms, an impairment loss is recorded. As of June 30, 2024, no impairment has been recognized for the held-to-maturity notes.

Management Compensation

Pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering expenses (an amount equal to 1.75% of the gross offering proceeds), including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement.

The Manager will receive from the Company, a monthly asset management fee of 0.10%, which is initially based on the total principal balance of the loan portfolio and the market value of any other investment vehicles, including real estate, as of the end of each month.

The Manager or the sponsor will also receive a monthly offering service fee of 0.10%, which is initially based on the net offering proceeds as of the end of each month, and after the initial period the offering service fee will be based on the NAV at the end of each prior quarterly period. The Company may reimburse the Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire the investment. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Interest and Origination Fees on Related Party Loans – Manager or its Affiliates

In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and the Company will pay interest at the current market rate. The Company may also pay a loan origination fee that will be charged at the current market rate.

Fees from Other Services – Affiliates of our Manager

The Company may retain certain Manager’s affiliates, from time to time, for services relating to the investments or operations of the Company, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

Redemption Fees – Manager

The Company will receive a fixed fee paid by investors in connection with redemption of shares held between six months and five years.

Incentive Fees Payable by Originators – Sponsor or its Affiliates

The sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans we acquire from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include other operating expenses and interest payable.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the period ended June 30, 2024.

Operating Expenses

The Company is responsible for the costs and expenses attributable to its business. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from the Company and cannot be covered by any operating expense reserves on the balance sheet of the Company, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Company with a credit to contributed capital. (b) loan the amount of the operating expenses to the Company, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Company, and/or (c) cause additional interests to be issued in the Company in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes revenue on a monthly basis when earned. The Company will purchase loans with the proceeds raised and will earn interest on the underlying loans acquired.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

The Company also intends to elect to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024, however, the Company may in its sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2025.

A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid. Since the Company generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REIT’s. The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective December 21, 2023 (date of inception) and the adoption of the standard had no effect on the financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective December 21, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to generate cash flow from operations and/or obtain financing from the Manager. However, there are assurances that the Company can be successful in generating cash flow from operations or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTE RECEIVABLES – HELD TO MATURITY

As of June 30, 2024, the Company holds 21 notes receivable with an aggregate carrying amount of $5,341,849. These notes are classified as held to maturity, as the Company has both the intent and ability to hold the notes until their contractual maturity dates. These notes primarily represent loans to purchase and rehab borrowers, bridge financing borrowers, with maturities ranging from 4 months to 24 months. The notes receivable carry interest rates ranging from 9.75% to 11.75%, with maturity dates ranging from October 1, 2024 to July 1, 2025. All of the notes, totaling $5,341,849, are secured by the real estate assets associated to the loan.

Interest income for the six months ended June 30, 2024 was $33,404. The Company has established an allowance for expected credit losses related to its held-to-maturity notes receivable, calculated using the current expected credit loss (CECL) model. The Company determined it was not necessary to record an allowance for credit losses as of June 30, 2024.

The Company purchases loans related to real estate assets. The type of loans currently in the Company’s note receivable composes of purchase and rehab and bridge loans. Purchase and Rehab Short-Term Loans provide short-term financing to real estate investors for acquiring and renovating properties, typically repaid through refinancing or property sales. Bridge Loans offer temporary financing during transitional periods, such as between buying and selling properties, with repayment through long-term financing or asset sales.

The Company will fully fund any undrawn committed loan balances if the borrower exercises the option to draw 100% of the available loan. The timing and amount of future draws remain at the discretion of the borrower, subject to the terms of the loan agreement.

NOTE 5: NOTES PAYABLE – RELATED PARTY

The terms of the note payable to a related party include an interest rate of 7.5%, secured by four notes receivable totaling $950,340. The loan is structured with interest-only payments made monthly, with various principal amounts due upon maturity, which occurs between October 1, 2024, and June 1, 2025.

NOTE 6: MEMBERS’ EQUITY

The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Provided the Company has sufficient available cash flow, the Company expects the Manager to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. The Company has not established a minimum distribution level.

Common Shares

During the six months ended June 30, 2024, the Company closed on net offering proceeds of $5,309,292. In connection with the public offering, the Company incurred direct issuance expenses equal to 1.75% of the gross proceeds, which were paid directly to the Manager as a reduction of gross proceeds. These expenses resulted in a net offering cumulative amount of $95,694 for the six-month period ended June 30, 2024.

Distributions

During the six months ended June 30, 2024, the Company accrued distributions to investors totaling $31,632, which were recorded as a reduction in members’ capital. The dividends were declared for the period ending June 30, 2024, and were paid on July 24, 2024.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company’s Manager, Arrived Fund Manager, LLC, is a non-member manager of the Company.

Due from (to) Related Party

The Company engages in various transactions with the Manager and its affiliates in the ordinary course of its operating and financing activities. As of June 30, 2024, the Company had an aggregate outstanding balance of $80,297.

Management Compensation

During the six months ended June 30, 2024, total management compensation charged by the Manager, including direct issuance expense, offering service fee, and asset management fee was $107,439.

The following table reflects the total management fee paid by the Company during the six-month ended June 30, 2024.

Compensation to Manager

Direct issuance expense	$95,694
Asset management fee (monthly)	5,452
Offering service fee (monthly)	6,292
$107,439

NOTE 8: SUBSEQUENT EVENTS

Between July 1, 2024, and August 31, 2024, the Company purchased additional real estate asset loans totaling $6,054,268, with remaining undrawn balances of $1,328,032 from both newly acquired and existing loans. These loans bear interest rates ranging from 9.75% to 11.75% and have maturities between 4 months and 24 months. Additionally, loans originated prior to July 1, 2024, had loan draws totaling $475,796.

Additionally, between July 1, 2024, and September 3, 2024, the Company received repayments of 5 note receivables in the amount of $1,581,399.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed January 17, 2024)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed January 17, 2024)
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix B and incorporated herein by reference)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed January 17, 2024)
6.1*	Broker-Dealer Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed January 17, 2024)
6.2*	Form of Shared Services Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed January 17, 2024)
6.3*	Form of License Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed January 17, 2024)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2024.

Arrived Debt Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 30, 2024
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Chief Financial Officer of Arrived Holdings, Inc. (Acting Principal Financial Officer and	September 30, 2024
Sue Korn	Principal Accounting Officer)